SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------
                                 SCHEDULE 13D*
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               Amendment No. 1

                         Enchira Biotechnology Corporation
                               (Name of Issuer)

                        Common Stock, $0.01 par value
                        (Title of Class of Securities)

                                  29251Q107
                                (CUSIP Number)

                              Larry N. Feinberg
                   C/O Oracle Investment Management, Inc.
                            200 Greenwich Avenue
                        Greenwich, Connecticut  06830
                               (203) 862-7900
                 (Name, address and telephone number of person
              authorized to receive notices and communications)

                              December 29, 2000
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                           (Page 1 of 12 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 29251Q107                 13D                    Page 2 of 12 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Oracle Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                407,300
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                407,300
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                407,300
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                4.4%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP No. 29251Q107                 13D                   Page 3 of  12 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                          Oracle Institutional Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                108,660
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                108,660
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                108,660
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                1.2%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP No. 29251Q107                 13D                   Page 4 of  12 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Oracle Investment Management, Inc.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                AF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                240,540
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                240,540
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                240,540
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                2.6%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP No. 29251Q107                 13D                   Page 5 of  12 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Larry N. Feinberg
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                AF, PF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                160,000
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                756,500
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                160,000
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                756,500
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                916,500
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                9.9%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP No. 29251Q107                 13D                    Page 6 of 12 Pages

Item 1.     Security and Issuer.

     This Amendment No. 1 ("Amendment No. 1") amends and restates the statement on Schedule 13D which was filed on October 16, 2000 with respect to the common stock, $0.01 par value (the "Common Stock"), of Enchira Biotechnology Corporation (the "Company"). The Company's principal executive office is located at 4200 Research Forest Drive, The Woodlands, Texas 77381.


Item 2.     Identity and Background.

     (a)  This Amendment No. 1 is filed by:

          (i) Oracle Partners, L.P., a Delaware limited partnership ("Oracle Partners"), with respect to shares of Common Stock directly owned by it;

          (ii) Oracle Institutional Partners, L.P., a Delaware limited partnership ("Oracle Institutional"), with respect to shares of Common Stock directly owned by it;

          (iii) Oracle Investment Management, Inc., a Delaware corporation
                (the "Investment Manager"), which serves as investment manager to and has investment discretion over the securities held by
                (a) SAM Oracle Investments Inc., a British Virgin Islands corporation ("SAM Oracle"), with respect to shares of Common Stock directly owned by Sam Oracle, (b) Oracle Offshore Limited, a Cayman Islands corporation ("Oracle Offshore"), with respect to shares of Common Stock directly owned by Oracle Offshore, and (c) Oracle Management Inc. Employees Retirement Plan (the "Retirement Plan"), with respect to shares of Common Stock directly owned by the Retirement Plan; and

          (iv) Mr. Larry N. Feinberg ("Mr. Feinberg"), which serves as the senior managing member of the general partner of Oracle Partners and Oracle Institutional (together, the "Partnerships"), is the sole shareholder and president of the Investment Manager, and is the trustee of The Feinberg Family Foundation (the "Foundation"), with respect to shares of Common Stock directly owned by him (for himself and as trustee of the Foundation) and by the Partnerships, SAM Oracle, Oracle Offshore and the Retirement Plan.

     The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of each of the Partnerships and the Investment Manager is 200 Greenwich Avenue, Greenwich, Connecticut 06830. The business address of Mr. Feinberg is 200 Greenwich Avenue, Greenwich, Connecticut, 06830.





CUSIP No. 29251Q107                 13D                    Page 7 of 12 Pages

     (c) The principal business of each of the Partnerships is to invest in securities. The principal business of the Investment Manager is to serve as an investment manager to and exercise investment discretion over securities held by SAM Oracle, Oracle Offshore and the Retirement Plan. Mr. Feinberg is the general partner of the Partnerships, the sole shareholder and president of the Investment Manager and the trustee of the Foundation.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Each of the Partnerships and the Investment Manager is organized under the laws of the State of Delaware. Mr. Feinberg is a citizen of the United States of America.


Item 3.     Source and Amount of Funds and Other Consideration.

     The aggregate number of shares of Common Stock, to which this Amendment No. 1 relates, purchased and held and the net investment cost of such shares is as follows:

                            Aggregate #              Net Investment
        Name                 of Shares                     Cost
--------------------        -----------              --------------

Oracle Partners               407,300                  $2,030,155
Oracle Institutional          108,660                  $  541,637
Retirement Plan                72,142                  $  400,933
SAM Oracle                    108,360                  $  539,943
Oracle Offshore                60,038                  $  313,540
Investment Manager                  0                  $        0
Mr. Feinberg (as trustee
  of the Foundation)           30,000                  $  165,000
Mr. Feinberg (for self)       130,000                  $  209,999

     Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the number of shares of Common Stock reported above includes, in the aggregate, 173,500 shares of Common Stock which may be acquired upon the exercise of five warrants of which the Reporting Persons are beneficial holders (collectively, the "Warrants"), which are immediately exercisable. For purposes of this Amendment No. 1, all five Warrants are deemed to have been exercised.






CUSIP No. 29251Q107                 13D                    Page 8 of 12 Pages


     Four of the Warrants were issued in connection with the acquisition of shares of Common Stock on September 8, 2000. One of the Warrants was issued to Mr. Feinberg in connection with the acquisition of shares of Common Stock on June 11, 1999. A separate purchase price was not paid with respect to any of the five Warrants and accordingly, the net investment cost reported above reflects solely the aggregate cost to acquire the shares of Common Stock actually held as of this filing.

     The following table sets forth a breakdown of ownership of the Warrants acquired and held, the number of shares of Common Stock which can be purchased upon the exercise of the Warrants, and the Warrants' respective exercise price and expiration date:

                        Number       Number       Exercise    Expiration
     Name              of Warrants   of Shares      Price         Date
---------------        -----------   -----------  ---------   -----------

Oracle Partners                1       89,100       $7.44       09/08/02
Oracle Institutional           1       23,760       $7.44       09/08/02
SAM Oracle                     1       23,760       $7.44       09/08/02
Oraclo Offshore                1       11,880       $7.44       09/08/02
Mr. Feinberg (for self)        1       25,000       $2.40       06/11/02
                         -------      -------
                               5      173,500

     The Investment Manager does not directly own any shares of Common Stock. The shares of Common Stock are held directly by (i) the Partnerships over which Mr. Feinberg exercises investment discretion, (ii) SAM Oracle, Oracle Offshore and the Retirement Plan over each of which the Investment Manager, and ultimately Mr. Feinberg, exercises investment discretion, and (iii) Mr. Feinberg (for himself and as trustee of the Foundation). The 916,500 shares of Common Stock (including 173,500 shares of Common Stock deemed to be currently held, assuming the full exercise of the five Warrants), held in the aggregate by the Partnerships, SAM Oracle, Oracle Offshore, the Retirement Plan and Mr. Feinberg (for himself and as trustee of the Foundation) were purchased in open market and private transactions at an aggregate cost of $4,201,207. The funds for the purchase of the shares of Common Stock held in the Partnerships came from capital contributions to the Partnerships by their general partner and limited partners. The funds for the purchase of the shares of Common Stock held by each of SAM Oracle and Oracle Offshore came from capital contributions by their respective shareholders. The funds for the purchase of the shares of Common Stock held by the Retirement Plan came from contributions into the Retirement Plan. The funds for the purchase of the shares of Common Stock held by Mr. Feinberg, as trustee of the Foundation, came from the funds of the Foundation. The funds for the purchase of the shares of Common Stock held by Mr. Feinberg for himself came from his personal funds. The Common Stock beneficially owned by the Reporting Persons are held in margin accounts at Morgan Stanley & Co., Inc. Since other securities are held in such margin accounts, it is not possible to determine the amount of margin used, if any, with respect to the Common Stock purchased and reported herein.






CUSIP No. 29251Q107                 13D                    Page 9 of 12 Pages

Item 4.     Purpose of the Transaction.

     The shares of Common Stock deemed to be beneficially owned by Mr. Feinberg and the Investment Manager were acquired by Mr. Feinberg (for himself and as trustee of the Foundation), the Partnerships, SAM Oracle, Oracle Offshore and the Retirement Plan for, and are being held for, investment purposes. The shares of Common Stock were acquired in the ordinary course of business and not for the purpose of acquiring control of the Company. The Investment Manager may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. Mr. Feinberg (for himself or as trustee of the Foundation), the Partnerships, SAM Oracle, Oracle Offshore and the Retirement Plan may acquire additional shares of Common Stock or continue to hold or dispose of all or some of the shares reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.     Interest in Securities of the Issuer.

     (a) As of the close of business on December 29, 2000, the Reporting Persons were the beneficial owners, within the meaning of Rule 13d-3 under the Exchange Act, of five immediately exercisable Warrants, upon the exercise of which, the Reporting Persons would acquire, in the aggregate, 173,500 additional shares of Common Stock. The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person (including 173,500 shares of Common Stock deemed to be currently held, assuming the full exercise of the five Warrants) is enumerated below.

                               Number of Shares             Percentage of
        Name                   of Common Stock              Common Stock
--------------------           ----------------             -------------

Oracle Partners                    407,300                       4.4%
Oracle Institutional               108,660                       1.2%
Investment Manager                 240,540                       2.6%
Mr. Feinberg                       916,500                       9.9%

     The approximate percentage of shares of Common Stock beneficially owned by each Reporting Person is based upon 9,228,785 shares of Common Stock deemed outstanding, which reflects the (i) 9,055,285 shares of Common Stock issued and outstanding as of November 1, 2000, as reflected in the Company's most recent Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended September 30, 2000, and (ii) 173,500 shares of Common Stock deemed to be issued and currently outstanding, assuming the full exercise of the Warrants.

     (b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this Amendment No. 1.

CUSIP No. 29251Q107                 13D                   Page 10 of 12 Pages

     The Investment Manager does not directly own any of the Common Stock. The Investment Manager, however, may be deemed to beneficially own 240,540 shares of Common Stock (including 35,640 shares of Common Stock deemed to be currently held, in the aggregate, by SAM Oracle and Oracle Offshore, assuming the exercise of one Warrant held by each of these entities) by virtue of its investment advisory relationship with SAM Oracle, Oracle Offshore and the Retirement Plan, pursuant to which the Investment Manager provides discretionary investment advisory services to these entities.

     Mr. Feinberg directly owns, 130,000 shares of Common Stock for himself (including 25,000 shares of Common Stock deemed to be currently held by Mr. Feinberg, assuming the exercise of one Warrant) and 30,000 shares of Common Stock, as trustee of the Foundation. Mr. Feinberg, however, may be deemed to beneficially own 916,500 shares of Common Stock (including 173,500 shares of Common Stock deemed to be currently held, in the aggregate, assuming the full exercise of the five Warrants) by virtue of serving as the general partner of the Partnerships and the trustee of the Foundation, and being the president and sole shareholder of the Investment Manager.

     (c) The following is a list of transactions involving the shares of Common Stock of the Company engaged in during the 60 day period prior to and including December 29, 2000 by the Reporting Persons named herein, Sam Oracle, Oracle Offshore and the Retirement Plan.

                                             No. of Shares
          Name                 Date         Purchased/(Sold)       Price/Share
-------------------------    --------       ----------------       -----------

Oracle Partners              12/29/00            21,200             5.6464

Oracle Institutional         12/29/00             5,700             5.6464

SAM Oracle                   12/29/00             5,400             5.6464

Oracle Offshore              12/29/00             2,700             5.6464

Retirement Plan               none                none               none

Investment Manager            none                none               none

Mr. Feinberg (as trustee
of the Foundation)            none                none               none

Mr. Feinberg (for self)       none                none               none












CUSIP No. 29251Q107                 13D                   Page 11 of 12 Pages


          The Common Stock purchases listed above were made through brokerage transactions in the open market in the ordinary course of business. Notwithstanding the Common Stock purchases listed above, the percentage of shares of Common Stock beneficially owned by the Reporting Persons decreased as a result of an increase in the number of outstanding shares of the Company's Common Stock.

     (d) SAM Oracle, Oracle Offshore and the Retirement Plan, each clients of the Investment Manager, have the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the securities reported in this Amendment No. 1.

     (e)  Not applicable.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     The Company has entered into separate Common Stock Purchase Warrant Agreements with each of Oracle Partners, Oracle Institutional, SAM Oracle, Oracle Offshore and Mr. Feinberg, with the respective terms described in Item 3 above. In addition, the Reporting Persons have entered into a Joint Acquisition Statement, as required by Rule 13d-1(k) under the Exchange Act.

     Other than the Common Stock Purchase Warrant Agreements and the Joint Acquisition Statement which were attached to the statement on Schedule 13D filed on October 16, 2000 with respect to the Common Stock of the Company, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 of this Amendment No. 1 and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.     Materials to be Filed as Exhibits.

     None















CUSIP No. 29251Q107                 13D                   Page 12 of 12 Pages


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  January 12, 2001

                                     /s/ Larry N. Feinberg
                                     --------------------------------------
                                     Larry N. Feinberg, individually and as
                                     senior managing member of
                                       Oracle Associates, LLC, the general
                                       partner of
                                         Oracle Partners, L.P., and
                                         Oracle Institutional Partners, L.P.,
                                     as president of
                                     Oracle Investment Management, Inc., and
                                     as trustee of
                                     The Feinberg Family Foundation































2070499.2